UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2019

PEARSON plc
(Exact name of registrant as specified in its charter)

N/A

(Translation of registrant's name into English)

80 Strand
London, England WC2R 0RL
 44-20-7010-2000
(Address of principal executive office)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X                                                Form 40-F

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes                                              No X

PEARSON PLC
(the "Company")

Notification of Director's Interests

The Company announces that it has received notification that Josh Lewis, a non-executive director of the Company, has, for personal estate planning purposes, dematerialised his certificated holding of American Depositary Receipts (ADRs) in the Company.

This process involved the transfer of a total of 10,346 ADRs, each representing one ordinary 25p share in the Company, to a Fidelity Investments nominee account held in the name of Mr Lewis and his spouse, Teresa D Lewis, and then a further transfer on to a Fidelity Investments nominee account held in the name of Mr Lewis's personal trust.

Following the transactions outlined above, Mr Lewis's beneficial interest in the Company remains unchanged.

The following notifications, made in accordance with the requirements of the EU Market Abuse Regulation, give further detail.

Notification and public disclosure of transactions by persons discharging managerial responsibilities and persons closely associated with them

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Josh Lewis
2	Reason for the notification
a)	Position/status	Non-executive Director
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Pearson plc
b)	LEI	2138004JBXWWJKIURC57
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	American Depositary Receipts (ADRs) in Pearson plc (each ADR represents one ordinary share of 25 pence in Pearson plc) ISIN: US7050151056
b)	Nature of the transaction
Dematerialisation of certificated holding involving the transfer of ADRs in the Company to a Fidelity Investments nominee account held in the name of Mr Lewis and his Person Closely Associated, Teresa Lewis

c)	Price(s) and volume(s)	Price(s)	Volume(s)
		Nil	400 ADRs
d)	Aggregated information - Aggregated volume - Price	Aggregated volume: 400 ADRs Aggregated price: nil
e)	Date of the transaction	2019-06-28
f)	Place of the transaction	Outside a trading venue

4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	American Depositary Receipts (ADRs) in Pearson plc (each ADR represents one ordinary share of 25 pence in Pearson plc) ISIN: US7050151056
b)	Nature of the transaction
Dematerialisation of certificated holding involving the transfer of ADRs in the Company to a Fidelity Investments nominee account held in the name of Mr Lewis and his Person Closely Associated, Teresa Lewis

c)	Price(s) and volume(s)	Price(s)	Volume(s)
		Nil	8,861 ADRs
d)	Aggregated information - Aggregated volume - Price	Aggregated volume: 8,861 ADRs Aggregated price: nil
e)	Date of the transaction	2019-07-01
f)	Place of the transaction	Outside a trading venue

4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	American Depositary Receipts (ADRs) in Pearson plc (each ADR represents one ordinary share of 25 pence in Pearson plc) ISIN: US7050151056
b)	Nature of the transaction
Dematerialisation of certificated holding involving the transfer of ADRs in the Company to a Fidelity Investments nominee account held in the name of Mr Lewis and his Person Closely Associated, Teresa Lewis

c)	Price(s) and volume(s)	Price(s)	Volume(s)
		Nil	1,085 ADRs
d)	Aggregated information - Aggregated volume - Price	Aggregated volume: 1,085 ADRs Aggregated price: nil
e)	Date of the transaction	2019-07-08
f)	Place of the transaction	Outside a trading venue

4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	American Depositary Receipts (ADRs) in Pearson plc (each ADR represents one ordinary share of 25 pence in Pearson plc) ISIN: US7050151056
b)	Nature of the transaction
Transfer of 10,346 ADRs in the Company from a Fidelity Investments nominee account held in the name of Mr Lewis and his Person Closely Associated, Teresa D Lewis, to a Fidelity Investments nominee account held in the name of The S. Joshua Lewis Revocable Trust

c)	Price(s) and volume(s)	Price(s)	Volume(s)
		Nil	10,346 ADRs
d)	Aggregated information - Aggregated volume - Price	Aggregated volume: 10,346 ADRs Aggregated price: nil
e)	Date of the transaction	2019-07-30
f)	Place of the transaction	Outside a trading venue

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	The S. Joshua Lewis Revocable Trust
2	Reason for the notification
a)	Position/status	Person Closely Associated to Josh Lewis, Non-executive Director
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Pearson plc
b)	LEI	2138004JBXWWJKIURC57
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	American Depositary Receipts (ADRs) in Pearson plc (each ADR represents one ordinary share of 25 pence in Pearson plc) ISIN: US7050151056
b)	Nature of the transaction
Receipt of 10,346 ADRs in the Company transferred into a Fidelity Investments nominee account held in the name of The S. Joshua Lewis Revocable Trust from a Fidelity Investments nominee account held in the name of Mr Lewis and his Person Closely Associated, Teresa D Lewis

c)	Price(s) and volume(s)	Price(s)	Volume(s)
		Nil	10,346 ADRs
d)	Aggregated information - Aggregated volume - Price	Aggregated volume: 10,346 ADRs Aggregated price: nil
e)	Date of the transaction	2019-07-30
f)	Place of the transaction	Outside a trading venue

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PEARSON plc

Date: 01 August 2019
By: /s/ NATALIE WHITE

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Natalie White
Deputy Company Secretary